Exhibit 99.2

Appendix 3C

Announcement of buy-back

Rule 3.8A

Appendix 3C

Announcement of buy-back
(except minimum holding buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/9/99.  Origin: Appendix 7B.  Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
Westpac Banking Corporation	33 007 457 141

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Selective buy-back on equal access buy-back conditions (as modified)

2	+Class of shares which is the subject of the buy-back (eg, ordinary/preference)	Ordinary

3	Voting rights (eg, one for one)	One for one

4	Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding)	Fully paid

5	Number of shares in the +class on issue	1,802,429,795

6	Whether shareholder approval is required for buy-back	No

7	Reason for buy-back	To allow the Company to maintain an efficient capital structure

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder’s decision whether to accept the offer (eg, details of any proposed takeover bid)	Nil other than the Booklet to be lodged with ASX prior to despatch to shareholders

On-market buy-back

9	Name of broker who will act on the company’s behalf

10	Deleted 30/9/2001.

11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.

12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention

13	If the company intends to buy back shares if conditions are met - those conditions

Employee share scheme buy-back

14	Number of shares proposed to be bought back

15	Price to be offered for shares

+ See chapter 19 for defined terms.

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back

17	Number of shares proposed to be bought back

18	Price to be offered for shares

Equal access scheme

19	Percentage of shares proposed to be bought back	Approximately 2%

20	Total number of shares proposed to be bought back if all offers are accepted	Approximately 40 million

21	Price to be offered for shares	The price will be determined by a tender process within a range from $14.00 to $18.00

22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	18 May 2004

Compliance statement

1.                                       The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.                                      There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:		Date:
(Director/Company secretary)

Print name:

+ See chapter 19 for defined terms.